Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 4 DATED JULY 29, 2020

TO OFFERING CIRCULAR DATED OCTOBER 11, 2020

Nowigence Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated October 11, 2019 of Nowigence Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

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Updated information regarding Plan of Distribution page 28:

A-The Underwriting Agreement with Dalmore Group, LLC. FINRA member firm (the “Underwriter”) has expired on July 29, 2020. The parties did not renew the agreement, and Dalmore Group, LLC. FINRA member firm (the “Underwriter”) is no longer engaged with Nowigence, Inc., in this capacity.

B-The markting Agreement with Global Quantitative, LLC, advisory and consulting has been expired on June 30th, 2020. The parties did not renew the agreement, and Global Quantitative, LLC is no longer engaged with Nowigence, Inc., in this capacity.

The following information replaces the information under “Plan of Distribution” on pages 28 of the Offering Circular form 1-A/A filed on October 11, 2019:

There is currently no underwriter or sales agents for the Shares; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as an underwriter or selling agent of the Shares in consideration for customary fees and commissions not exceeding those imposed by FINRA. As of the date of this offering circular, no selling agreements had been entered by us with any broker-dealer firms. In the event we engage a broker-dealer, we will file an amendment to this Offering Circular to disclose the name of the underwriter or selling group and the terms of compensation.

Replacing the following paragraphs:

We have entered into an Underwriting Agreement with Dalmore Group, LLC. FINRA member firm (the “Underwriter”) to conduct this offering on a “best efforts” basis. We have agreed to pay the Underwriter a cash fee equal to (i) 8% of the gross proceeds from 5,000,000 shares ($5,000,000) sold in this offering by the underwriter or (ii) 2% of the gross proceeds from the sale of fee from Investors that are introduced by the Client or third-party crowdfunding.

We have entered into marketing Agreement with Global Quantitative, LLC, advisory and consulting services and to market our offering electronically on Fundpep platform. We have agreed to pay a flat fee of ten thousand dollars ($10,000) to consultant for his advisory and marketing activities.